Exhibit 8.1

The organizational chart below indicates Glass House Brands Inc.’s organization structure and its material subsidiaries following the consummation of the Transaction, including their jurisdiction of incorporation in parentheses. Terms used but not defined herein shall have the respective meanings given to them in the Shell Company Report.

Notes:

(1)	After giving effect to the Transaction, before the exchange of any Exchangeable Shares and assuming no redemptions of the BRND Class A Restricted Voting Shares, the GH Group Founders are expected to beneficially own or control, directly or indirectly, approximately 69.1% of voting power over the Company as result of their direct or indirect beneficial ownership or control over the Multiple Voting Shares.

(2)	On closing of the Transaction, the BRND Class A Restricted Voting Shares, BRND Class B Shares and Private Placement Shares will convert into Equity Shares on a one-for-one basis.

(3)	See “GH Group Financing” on page 6 of the Shell Company Report.

(4)	As of December 31, 2020, the date of the Audited GH Group Financial Statements, 100% of GH Group’s business was directly derived from U.S. cannabis-related activities, based on the existing operations of GH Group. As such, GH Group’s balance sheet and operating statement exposure to U.S. cannabis related activities is 100%.

On closing of the Transaction, (a) assuming (i) zero redemptions of BRND Class A Restricted Voting Shares, (ii) no exchanges of Exchangeable Shares, and (iii) no exercises of BRND Warrants, and (b) prior to the issuance of any Equity Shares in connection with (i) the acquisition of SoCal Greenhouse, and (ii) any Element 7 Merger, the former holders of BRND Class A Restricted Voting Shares are expected to hold an approximately 68.2% economic interest in the Company.